FILED PURSUANT TO RULE 433

REGISTRATION STATEMENT NO. 333-238861

DATED FEBRUARY 26, 2021

STATE STREET CORPORATION

$850,000,000 2.200% Senior Subordinated Notes due 2031

Pricing Term Sheet

Issuer:	State Street Corporation

Security:	2.200% Senior Subordinated Notes due 2031

Aggregate Principal Amount:	$850,000,000

Trade Date:	February 26, 2021

Settlement Date*:	March 3, 2021 (T+3)

Maturity Date:	March 3, 2031

Coupon:	2.200%

Price to Public (Issue Price):	99.706%

Yield to Maturity:	2.233%

Benchmark Treasury:	1.125% Notes due February 15, 2031

Benchmark Treasury Price and Yield:	96-31; 1.453%

Spread to Benchmark Treasury:	+78 basis points

Interest Payment Period:	Semi-annually

Interest Payment Dates:	Each March 3 and September 3, commencing on September 3, 2021, and on the maturity date

Redemption:	The Issuer may not redeem the notes prior to the maturity date.

Day Count Convention:	30/360

Business Day:	Boston and New York

Business Day Convention:	Following

Denominations:	Minimum denominations of $2,000 and integral multiples of $1,000 in excess thereof

Currency:	U.S. Dollars

CUSIP:	857477 BP7

ISIN:	US857477BP72

Expected Ratings**:	A2 / A- / A (Moody’s / S&P / Fitch)

Joint Book-Running Managers:	BofA Securities, Inc. CastleOak Securities, L.P. Goldman Sachs & Co. LLC Siebert Williams Shank & Co., LLC

Co-Managers:	Blaylock Van, LLC Great Pacific Securities Loop Capital Markets LLC Samuel A. Ramirez & Company, Inc.

All terms used and not otherwise defined in this pricing term sheet have the respective meanings assigned to such terms in the preliminary prospectus supplement, dated February 26, 2021 (the “Preliminary Prospectus Supplement”).

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling BofA Securities, Inc. toll free at 1 (800) 294-1322, CastleOak Securities, L.P. toll free at 1 (800) 955-6332, Goldman Sachs & Co. LLC toll free at 1 (866) 471-2526 or Siebert Williams Shank & Co., LLC toll-free at 1 (800) 334-6800.

*

The underwriters expect to deliver the notes to purchasers on or about March 3, 2021, which will be the third business day following the pricing of the notes (such settlement cycle being herein referred to as “T+3”). Under Rule 15c6-1 under the Exchange Act, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes prior to their delivery hereunder will be required, by virtue of the fact that the notes initially will settle T+3, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of the notes who wish to trade the notes prior to their delivery hereunder should consult their own advisor.

**	A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.